OMB APPROVAL
UNITED STATES	OMB Number: 3235-0145
SECURITIES AND EXCHANGE COMMISSION	Expires: February 28, 2009
Washington, D.C. 20549	Estimated average burden
hours per response.......10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CORD BLOOD AMERICA, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

21839P-10-7

(CUSIP Number)

August 19, 2008**

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This amendment is being submitted pursuant to Rule 13d-2(d) to reflect a decrease in beneficial ownership of the issuer’s common stock in excess of 5% of that class, based on information regarding shares outstanding set forth in the issuer’s Quarterly Report on Form 10-Q filed on August 19, 2008. Such decrease resulted solely from increases in the number of shares outstanding since the date of the reporting person’s previous amendment to this Schedule 13G.

CUSIP No. 21839P-10-7

1	Names of Reporting Persons Independence Blue Cross I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 23-0370270

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 14,685,366 Common Shares

	6	Shared Voting Power -0-

	7	Sole Dispositive Power 14,685,366 Common Shares

	8	Shared Dispositive Power -0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,685,366 Common Shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11

Percent of Class Represented by Amount in Row (9)
4.86%

(Based on information regarding outstanding shares provided in the issuer’s Registration Statement on Form S-1 under the Securities Act of 1933, as amended, and declared effective January 14, 2009.)

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 21839P-10-7

Item 1	(a).	Name of Issuer: The issuer of the securities to which this statement relates is Cord Blood America, Inc.
Item 1	(b).	Address of Issuer’s Principal Executive Offices: The issuer’s principal executive offices are located at 501 Santa Monica Blvd., Suite 700, Santa Monica, CA 90401.

Item 2	(a).	Name of Person Filing: The filing person is Independence Blue Cross.
Item 2	(b).	Address of Principal Business Office or, if none, Residence: The principal business office for the filing person is located at 1901 Market Street, Philadelphia, PA 19103.
Item 2	(c).	Citizenship: The citizenship or place of organization for the filing person is Pennsylvania.
Item 2	(d).	Title of Class of Securities: The title of the class of securities is Common Stock, $0.0001 Par Value.
Item 2	(e).	CUSIP Number: The CUSIP number is 21839P-10-7.

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

CUSIP No. 21839P-10-7

(j)	☐	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
(j)	☐	Group, in accordance with 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d–1(b)(1)(ii)(J), please specify the type of institution:_________________.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 14,685,366 Common Shares
(b)

Percent of class: 4.86% (Based on information regarding outstanding shares provided in the issuer’s Registration Statement on Form S-1 under the Securities Act of 1933, as amended, and declared effective January 14, 2009.)

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 14,685,366
(ii) Shared power to vote or to direct the vote: -0-
(iii) Sole power to dispose or to direct the disposition of: 14,685,366
(iv) Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 21839P-10-7

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2009

INDEPENDENCE BLUE CROSS

By:	/s/ Richard J. Neeson
Name:	Richard J. Neeson
Title:	Senior Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties for whom copies are to be sent.

ATTENTION.
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001.).